SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Building Materials Holding Corporation
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

120113105
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
1007 N. Sepulveda Blvd. #129
Manhattan Beach, CA 90267
(310) 373-0404
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 120113105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,735,237 Common Shares
9 SOLE DISPOSITIVE POWER

1,735,237 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,735,237 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 120113105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

921,102 Common Shares
9 SOLE DISPOSITIVE POWER

921,102 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
921,102 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D CUSIP No. 120113105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,656,339 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,656,339 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,656,339 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 120113105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

2,656,339 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

2,656,339 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,656,339 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D Amendment ("13D Amendment #4") amends the original Schedule 13D filed May 25, 2007 (the "Original 13D") and all subsequent amendments thereto (collectively, the "13D Filings"), and is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons"). The 13D Filings relate to the common stock, $.001 par value per share, of Building Materials Holding Corporation, a Delaware corporation (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock. Except as set forth herein, the Original 13D filing and amendments thereto are unmodified.

ITEM 1. Security and Issuer

The 13D Filings relate to the Common Stock of the Company.  The address of the principal executive offices of the Company is Four Embarcadero Center, Suite 3200, San Francisco, CA 94111.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The mailing address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is 1007 N. Sepulveda Blvd. #129, Manhattan Beach, California  90267.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 921,102 Common Shares reported hereunder was $14,384,365 (including brokerage commissions).  All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd., to purchase the 1,735,237 Common Shares reported hereunder was $26,457,610 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in block trades, or in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of Common Stock derivatives, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective increase or decrease in hedged or unhedged exposure to Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions.  Parties that purchase or sell Common Stock (or derivatives thereof) following the filing of the 13D Filings may be purchasing or selling Common Stock (or derivatives thereof) that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

    Following the Issuer’s 1Q2007 Conference Call, Chapman Capital made contact with senior executives of various publicly-traded and privately-held competitors of the Issuer (the “Peers”). The purpose of such communications was to a) broaden Chapman Capital’s understanding of the Issuer’s business, assets, liabilities (outside of management), and competitive positioning, and b) inform the Peers of Chapman Capital’s interest in maximizing the long term value of the Issuer’s Common Stock via a change-of-control transaction. Chapman Capital’s communications with the Peers continued throughout May 2007, and may be expected to persist until a change-of-control transaction has reached a definitive state.

    On May 18, 2007, Mr. Chapman left two messages with Mr. Mellor's office for him to return Mr. Chapman’s telephone call.

    On May 19, 2007, Mr. Chapman sent written correspondence to Mr. Mellor reiterating Chapman Capital’s discontent with Mr. Mellor's unwillingness to return phone calls from Chapman Capital in its capacity as the advisor to the Issuer’s largest block of Common Stock ownership. This correspondence is attached hereto as Exhibit B.

    On May 20, 2007, Mr. Mellor replied to Mr. Chapman’s May 19, 2007 correspondence. Mr. Mellor invited Mr. Chapman to meet with him "after our [Monday, May 21, 2007] presentation." This correspondence is attached hereto as Exhibit C.

    On May 20, 2007, Mr. Mellor replied to a second correspondence from Mr. Chapman dated May 20, 2007. This correspondence is attached hereto as Exhibit D.

    On May 20, 2007, Mr. Chapman spoke with Mr. Mellor telephonically, conveying Chapman Capital’s financial, operational and strategic demands upon the Issuer.

    On May 20, 2007, Mr. Chapman sent correspondence to Mr. Mellor thanking him for exhibiting proper regard for his fiduciary duties of loyalty and due care. This correspondence is attached hereto as Exhibit E.

    On May 21, 2007, Mr. Chapman met with Mr. Mellor and Issuer Chief Financial Officer William Smartt. At such meeting, Mr. Chapman informed Messrs. Mellor and Smartt of Chapman Capital's intention to file the Original 13D with the Securities and Exchange Commission, focusing on the filing's prospective content, demands and attendant letter to the Issuer's Board of Directors.

    On May 25, 2007, Chapman Capital filed the Original 13D with the SEC, and delivered a letter to Mr. Mellor and the Issuer's Board of Directors. Such letter conveyed Chapman Capital's demands that the Issuer a) significantly reduce its corporate and divisional overhead, and b) engage financial advisors to explore the complete or divisional sale of the Company. This correspondence is attached hereto as Exhibit F.

    On May 25, 2007, Mr. Chapman sent correspondence to the Issuer's General Counsel and Secretary, Mr. Paul S. Street, advising him to remove his head from the dark orifice in which it seemed to naturally find itself. This correspondence is attached hereto as Exhibit G.

    On June 5, 2007, Mr. Chapman sent correspondence requesting a meeting with Mr. Smartt, and the Issuer's divisional Presidents, Messrs. Michael D. Mahre (SelectBuild) and Stanley M. Wilson (BMC West), in order to discuss the Issuer's expense reduction and capital allocation plans. This correspondence is attached hereto as Exhibit H.

    On July 2, 2007, Mr. Chapman met with Messrs. Mellor, Wilson, Smartt and Mahre in order to communicate with the Issuer expense reduction, capital allocation, and strategic planning recommendations.

    On September 11, 2007, Mr. Chapman sent correspondence to Mr. Peter S. O'Neill, Chairman of the Issuer's Nominating and Corporate Governance Committee in response to an invitation to meet with the Board to discuss Mr. Chapman's request for Board representation.  This correspondence is attached hereto as Exhibit I.

    On September 17, 2007, Mr. Chapman met with the Issuer's Board in order to further express Chapman Capital's concerns regarding the Issuer's lack of significant owner representation on its Board.  Mr. Chapman explained the importance of this matter given the extremely low percentage of Issuer Common Stock owned by the incumbent Board and the Issuer's industry and company specific challenges.

    On September 18, 2007, Mr. Chapman conveyed telephonically to Mr. Mellor that any continued refusal by the incumbent Board to allow significant owner representation on the Board would be viewed as a clear indication of the Board's entrenchment.  Mr. Chapman informed Mr. Mellor that Chapman Capital expected that the Nominating Committee of the Board would follow up the September 17, 2007 meeting with extensive dialog with Mr. Chapman with the goal being the prompt placement of Mr. Chapman on the Issuer's Board.

    On September 20, 2007, Mr. Chapman conveyed telephonically to Mr. Mellor that the absence of a return phone call from September 18, 2007 seemed to confirm Mr. Chapman's supposition that no Board seat would be offered.  Mr. Chapman noted the refusal to allow Board representation to the Issuer's largest owner as a clear sign of entrenchment.

    On September 25, 2007, Mr. Chapman conveyed telephonically to Mr. Mellor Chapman Capital's continued disappointment with the Board's inaction regarding the evaluation of Mr. Chapman's candidacy for Board representation.

    On September 28, 2007, Mr. Chapman left several voicemail messages for Mr. Mellor, requesting a return phone call.

    On October 11, 2007, Mr. Chapman excoriated Mr. Mellor for his continued "owner avoidance."  Mr. Chapman expressed his extreme displeasure with Mr. Mellor's Board oversight, corporate governance, and personal compensation.

    On October 16, 2007, Mr. Chapman informed Messrs. Wilson and Mahre of Chapman Capital's intent to issue a press release demanding the resignation of Mr. Mellor.  Mr. Chapman also communicated expense reduction, capital allocation and strategic planning recommendations in light of the Issuer's industry and company specific challenges.

    On October 17, 2007, Chapman Capital issued a press release demanding the resignation of Mr. Mellor.  This press release is attached hereto as Exhibit J.

    On October 18, 2007, Mr. Chapman sent correspondence to Mr. Peter S. O'Neill, Chairman of the Issuer's Nominating and Corporate Governance Committee, the balance of the Board, and the Issuer's senior management demanding that the Issuer take action to rectify continuing corporate governance imbalances.  This correspondence is attached hereto as Exhibit K.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 2,656,339 shares of Common Stock constituting 9.0% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
09/05/07	C	(350)	$ 1.42
09/18/07	CS	(70,000)	$ 12.51

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
09/05/07	C	(650)	$ 1.42
09/18/07	CS	(130,000)	$ 12.51

* CS = Common Shares, C = Calls, P = Puts
** A = Assigned, E = Exercised

The above transactions were effected by the Reporting Persons on the NYSE and multiple options exchanges.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated May 25, 2007, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.
Exhibit B	Correspondence from Mr. Chapman to Mr. Mellor, Chairman, CEO and President of the Issuer.
Exhibit C	Correspondence from Mr. Mellor, Chairman, CEO and President of the Issuer to Mr. Chapman.
Exhibit D	Correspondence from Mr. Mellor, Chairman, CEO and President of the Issuer to Mr. Chapman.
Exhibit E	Correspondence from Mr. Chapman to Mr. Mellor, Chairman, CEO and President of the Issuer.
Exhibit F	Correspondence from Mr. Chapman to the Issuer's Board and Mr. Mellor, Chairman, CEO and President of the Issuer.
Exhibit G	Correspondence from Mr. Chapman to Mr. Paul S. Street, SVP: General Counsel & Secretary, and the Issuer's senior management.
Exhibit H	Correspondence from Mr. Chapman to Mr. William M. Smartt, SVP/Chief Financial Officer, and the Issuer's senior management.
Exhibit I	Correspondence from Mr. Chapman to Mr. Peter S. O'Neill, Chairman of the Issuer's Nominating and Corporate Governance Committee, and the Issuer's senior management.
Exhibit J	Press release dated October 17, 2007, from Chapman Capital demanding the resignation of Mr. Mellor, Chairman and CEO of the Issuer.
Exhibit K	Correspondence from Mr. Chapman to Mr. Peter S. O'Neill, Chairman of the Issuer's Nominating and Corporate Governance Committee, the balance of the Board, and the Issuer's senior management.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2007	Chap-Cap Partners II Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: October 19, 2007	Chap-Cap Activist Partners Master Fund, Ltd.
By: Chapman Capital L.L.C.,
as Investment Manager

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: October 19, 2007	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Name: Robert L. Chapman, Jr.
Title: Managing Member

Dated: October 19, 2007	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Building Materials Holding Corporation dated May 25, 2007, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: May 25, 2007
CHAP-CAP PARTNERS II MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAP-CAP ACTIVIST PARTNERS MASTER FUND, LTD.
By: Chapman Capital L.L.C.,
as Investment Manager

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.
Managing Member

/s/Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B

----- Original Message -----
From: Robert L. Chapman, Jr.
To: Rob Mellor
Sent: Sat May 19 11:02:01 2007
Subject: Chapman Capital/Building Materials Holding (BLG): 3rd Meeting Request

May 19, 2007

Mr. Robert E. Mellor
Chairman, CEO & President
Building Materials Holding Corporation
Four Embarcadero Center
Suite 3250
San Francisco, CA 94111
7 Madrone Avenue
Greenbrae, CA 94904-1080
Office 1: (415) 489-7570
Office 2: (415) 456-8485

Mr. Mellor,

Chapman Capital L.L.C., investment advisor to Chap-Cap Partners II and Chap-Cap Activist Partners (the "Chapman Funds"), believes that recent public market share acquisitions by the Chapman Funds (and respective dispositions by Fidelity Funds and Barclays Global Investors UK Holding Ltd.) have resulted in Chapman Funds becoming the largest composite ownership block of Building Materials Holding Corporation (hereinafter, "BMHC"). Despite my conveying this on two separate occasions to you (via your assistant Minda), I have not received a return phone call that would allow you to become acquainted with BMHC's largest owner.  Needless to say, such disregard and disrespect is not what one would expect from a Fortune 1000 CEO (2007 Rank: 613) overseeing $3.2 billion in 2006 revenues.

I shall be flying to San Francisco to attend the Sixth Annual JMP Securities Research Conference (http://www.jmpsecurities.com/about/conferences.html) with the sole purpose of attending your presentation on Monday, May 21, 2007 at 11:00 a.m. PST. It is with the utmost urgency that I hereby make my third and final request to meet with you on this date, preceding or following your presentation. I have included my mobile telephone number in all communications to your office.

In order to better understand our investment and corporate governance perspectives, it is highly advisable that you review Chapman Capital's background via our corporate website (http://www.chapmancapital.com) and various web-based searches. Basic "consequential analysis" of the situation should lead you to the logical conclusion that engaging (rather than avoiding) Chapman Capital may result in the most (mutually) beneficial outcome. I anticipate your call sometime today or Sunday, May 20th.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Web: http://www.hedgefunds.com

Exhibit C

-----Original Message-----
From: Rob Mellor [mailto:mellor@bmhc.com]
Sent: Sunday, May 20, 2007 5:07 PM
To: Robert L. Chapman, Jr.
Subject: Re: Chapman Capital/Building Materials Holding (BLG): 3rd Meeting Request

Dear Mr. Chapman,

I rec'd over this weekend the message of your call. I was traveling and returned home yesterday. I look forward to meeting you and sorry for any miscommunication between you and Minda or anyone else in our office. I am not sure of the schedule following our presentation but let's plan to meet after our presentation and other scheduled events, I would expect the entire time would not be more than two hours. I look forward to meeting you and appreciate your interest and investment in BMHC. I don't know how long you have followed the company but look forward to telling you about the company and it's history and strategy.

Best,

Robert Mellor

Exhibit D

-----Original Message-----
From: Rob Mellor [mailto:mellor@bmhc.com]
Sent: Sunday, May 20, 2007 5:13 PM
To: Robert L. Chapman, Jr.
Subject: Re: Chapman Capital/Building Materials Holding (BLG): 3rd Meeting Request

Dear Mr. Chapman,

I note a second e-mail from you; I don't want to call you on a Sunday late afternoon; however, you can call me.

Best,

Robert Mellor

Exhibit E
-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Sunday, May 20, 2007 8:12 PM
To: 'Robert E. Mellor (mellor@bmhc.com)'
Subject: RE: Chapman Capital/Building Materials Holding (BLG): 1st Conversation

May 20, 2007

Mr. Robert E. Mellor
Chairman, CEO & President
Building Materials Holding Corporation
Four Embarcadero Center
Suite 3250
San Francisco, CA 94111
7 Madrone Avenue
Greenbrae, CA 94904-1080
Office 1: (415) 489-7570
Office 2: (415) 456-8485

Rob,

Thank you for the attached invitation for me to call you this afternoon. As I mentioned when we spoke soon thereafter, public company chief executives respond in one of two fashions to Chapman Capital's pre-or-post original Schedule 13D filings as follows:

1) Respectful Response: exhibiting proper regard for his fiduciary duties of loyalty and due care, the chief executive properly weighs (given the percentage ownership represented) the 13D filer's strategic, operational and capital allocation perspectives, with a commitment to an open and fluid dialog with senior management and the board of directors;

2) Disrespectful Response: exhibiting disdain for, and annoyance by, the public owners who pay his salary and are diluted by his free stock option and restricted stock grants, the chief executive improperly ignores (or disingenuously feigns consideration of) the 13D filer's strategic, operational and capital allocation perspectives, colluding with the public company's board of directors by adopting a policy of "owner avoidance."

I am pleased you chose what was behind "Door #1," and I look forward to your presentation at the JMP Securities Research Conference tomorrow morning.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA 90245
Web: http://www.hedgefunds.com

Exhibit F

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

Robert L. Chapman, Jr.
Managing Member

May 25, 2007

===========================
Robert E. Mellor (63; 2002)
Ch./CEO, BMHC (0.87% owner[1])
Director, Coeur d’Alene Mines Corp.
Director, The Ryland Group
Director, Monro Muffler Brake
Bd of Councilors, Save-the-Redwoods Lg
Fmr. Counsel, Gibson, Dunn & Crutcher
7 Madrone Avenue
Kentfield, CA 94904-1080
Office: (415) 456-8485
Facsimile: (415) 627-9119

 Directors (Non-Staggered Board)
==========================
James K. Jennings, Jr (65; 2003)
Director, BMHC (0.06% owner[4])
EVP/Sec., Ashbrook Simon-Hartley and Ashbrook Simon-Hartley Operations
CFO/Dir/EVP, Atreides Capital
CFO/Dir/EVP, Consolidation Partners
CFO/EVP, Loomis, Fargo & Co.
5830 Indian Trail
Houston, TX 77057-1307
Office: (713) 784-3319
Facsimile: (713) 659-0098

===========================
R. Scott Morrison, Jr. (67; 2004)
Director, BMHC (0.09% owner[7])
Pres./Owner, Morrison Properties
Pntr., City Center Business Offices
Dev. Prin.; Fla. Atlantic Research Park
Fmr. Pntr/Div. Pres.; Arvida Corporation
Fmr. LP; Audubon Park Place
Fmr. Pres.; RSM II, Inc.
3101 Old Pecos Trail Apt. 607
Santa Fe, NM 87505-9538
Office: (505) 391-3415
Facsimile: (415) 627-9119

Sara L. Beckman (50; 2002)
Director, BMHC. (0.06% owner[2])
Faculty, UC Berkeley (Haas)
Fmr. Consultant, Booz, Allen & Hamilton
301 Upland Road
Kentfield, CA 94904
Office: (415) 461-7081
Facsimile: (415) 627-9119

Norman J. Metcalfe (64; 2005)
Director, BMHC (0.03% owner[5])
Owner, Norman Metcalfe Consulting
Director, The Ryland Group
Director, The Tejon Ranch Co.
Senior Advisor, The Chanin Group
Fmr. V. Chmn./CFO, The Irvine Co. 2007 Bayadere Terrace
Corona Del Mar, CA 92625
Office: (949) 723-1529
Facsimile: (310) 445-4028

Peter S. O’Neill (69; 1993)
Director, BMHC (0.14% owner[8])
Director, IDACORP
Director, Idaho Power Company
Founder, O’Neill Enterprises, LLC
Chmn., PON, LLC
Fmr. SVP, Boise Cascade
B.O.T., Albertson College of Idaho
Member, Urban Land Institute
2242 East Riverwalk Drive
Boise, ID 83706
Office: (208) 333-2401
Office 2: (208) 336-3430
Facsimile: (208) 336-5296

Eric S. Belsky (46; 2005)
Director, BMHC (0.01% owner[3])
Exec. Dir., Joint Center for Housing Studies (Harvard)
Lecturer, Harvard Grad. Design Sch.
Fmr. Research Director, Millennial Housing Commission
Director, Champion Enterprises, Inc.
700 Lancaster Avenue
Lunenburg, MA 01462
Office: (617) 495-7908
Facsimile: (617) 496-9957

David M. Moffett (55; 2006)
Director, BMHC (0.01% owner[6])
Director, The E. W. Scripps Co.
Director, MBIA Insurance Corp
Advisory Bd., Price School of Bus., Univ. of Oklahoma
Fmr. V. Chmn./CFO, U.S. Bancorp
Fmr. CFO, Star Banc Corp.
Fmr. Chmn., U.S. Bancorp Asset Liability Policy Committee
Fmr. Member, U.S. Bancorp Managing Committee and Credit Policy Committee
Four Embarcadero Center, Ste. 3200
San Francisco, CA 94111
Office: (415) 627-9100
Facsimile: (415) 627-9119

Richard G. Reiten (67; 2001)
Director, BMHC (0.11% owner[9])
Chmn., Northwest Natural Gas
Director, U.S. Bancorp
Director, IDACORP
Director, National Fuel and Gas
Dir., Assoc. Elec. & Gas Insr. Srvs
Trustee of Board, The Nature Conservancy of Oregon
Trustee of Board, Ore. Bus. Council
Trustee of Board, Ore. Comm. Found.
Fmr. Chmn., American Gas Assn.
220 NW Second Ave.
Portland, OR 97209
Office: (503) 738-7144
Facsimile: (415) 627-9119

Norman R. Walker (63; 2006)
Director, BMHC (0.00% owner[10])
CFO, Diocese of Bridgeport (Conn.)
Chmn., Ethics Division TSC, AICPA
Pres., PWC LLP Foundation
Chmn., Univ. of Ore. Found. BOT
Emeritus Trustee, Univ. of Ore. Fndn.
Member, Bus. Adv. Council. Lundquist Col. of Bus., Univ. of Ore.
Trustee, Bank St. College
Fmr. Pntr., PwC
31 Mead Street
New Canaan, CT 06840-5702
Office: (203) 966-0396
Facsimile: (203) 371-8698

___________________________________
1 Robert E. Mellor ownership stake: precisely 254,370 (vs.154,354 year/year) shares per BMHC 2007 Proxy Statement.  Total outstanding share count of  29,170,793 as of March 7, 2007.
2 Sara L. Beckman ownership stake: precisely 18,653 (vs. 16,890 year/year) shares per BMHC 2007 Proxy Statement.
3 Eric S. Belsky ownership stake: precisely 1,519 (vs. 0 year/year) shares per BMHC 2007 Proxy Statement.
4 James K. Jennings, Jr. ownership stake: precisely 17,100 (vs. 15,600 year/year) shares per BMHC 2007 Proxy Statement.
5 Norman J. Metcalfe ownership stake: precisely 7,519 (vs. 3,000 year/year) shares per BMHC 2007 Proxy Statement.
6 David M. Moffett ownership stake: precisely 1,500 (vs. 0 year/year) shares per BMHC 2007 Proxy Statement.
7 R. Scott Morrison, Jr. ownership stake: precisely 26,700 (vs. 24,200 year/year) shares per BMHC 2007 Proxy Statement.
8 Peter S. O’Neill ownership stake: precisely 41,996 (vs. 40,180 year/year) shares per BMHC 2007 Proxy Statement.
9 Richard G. Reiten ownership stake: precisely 32,809 (vs. 28,454 year/year) shares per BMHC 2007 Proxy Statement.
10 Norman R. Walker ownership stake: precisely 0 (vs. NA year/year) shares per BMHC 2007 Proxy Statement.
___________________________________

Dear Mr. Mellor (and the BMHC Board of Directors):

Chap-Cap Partners II and Chap-Cap Activist Partners (the “Chapman Funds”), advised by Chapman Capital L.L.C., own approximately 2.2 million common shares, or just over 7.4%, of Building Materials Holding Corporation (“BMHC”, or the “Company”).  To put this ownership stake (the “Chapman Ownership Stake”) into perspective, the Chapman Funds’ financial interest in BMHC now exceeds that of the entirety of BMHC’s management and Board of Directors (“the Board”; together, the “Insiders”) by a nearly four-to-one ratio.11   At the risk of implying that this statistic on its own is not reason for concern, even more disconcerting is our estimation that nearly 100% of the Insider Stake was granted free of cost to the Insiders, and is residual of the exercise-and-sale of free stock option grants that have flooded your personal coffers with millions of dollars in the last six months alone.12  This followed Mr. Mellor being San Francisco’s own “$6 Million Man” in 2006, with histotal compensation coming in at a whopping $6,236,18213.  The balance of BMHC’s senior management team also seems to have a disconnect between stock ownership and compensation, with Chief Financial Officer William M. Smartt hitting $2,201,114 in 2006 total compensation despite his mere 20,000 BMHC share ownership, SelectBuild CEO Michael D. Mahre stacking up $2,696,251 despite his small 22,000 BMHC share stake, BMC West CEO Stanley M. Wilson adding $2,199,728 despite his 45,234 BMHC shareholding, and General Counsel Paul S. Street accumulating $1,676,489 despite 82,944 of BMHC share ownership.14

Despite this asymmetry, it is our sincere intention for this initial written communication with you and the balance of the Board to be considered amicable and productive, rather than invective or, as past activist targets have claimed, viscerally scurrilous.  Uncharacteristically, Chapman Capital is not taking this approach because May flowers have intoxicated me with unalloyed happiness or inexplicable tolerance for excessive “agency issues” in BMHC’s corporate governance.  Instead, our behavior is the direct response to your responsible, accountable, fiduciary-duty cognizant reception to Chapman Capital’s initial accosting of, and ensuing dialog with, you and Mr. Smartt.  In fact, you could provide a public service by calling and educating the corporate cretins in respective management and director positions at Entertainment Distribution Company/EDCI (Clarke H. Bailey - (212) 333-8478; and James M. Caparro - (917) 974-4061), Vitesse Semiconductor (James A. (Hole)/Cole - (805) 497-3222) and FSI International (Donald S. Mitchell - (858) 759-7783; and Benno G. Sand - (612) 840-5702).  Hopefully, this letter will be viewed as yet another in a steady stream of constructive communications, the aim of which is to remedy the undervaluation of BMHC due in large part to its bloated cost structure and depressed operating margins within its SelectBuild construction services division (“SelectBuild”).

Nobody should punish BMHC’s management team for the steep correction of the U.S. homebuilding market, though the Board’s granting you generous financial rewards during its 2004-2006 boom years should not be ignored.  Boom or bust, shallow or deep, the ups and downs of the homebuilding industry unfortunately are out of your control (as compared to the self-inflicted shareholder immolation by the EDC/Vitesse/FSI miscreants named above).  Auspiciously, sales of new homes rose 16% last month as homebuilder price concessions enticed buyers with a shot at median home prices down nearly 11%.15  Thus, it appears that the clearance of excess regional home inventory (the creation of which benefited BMHC by essentially pulling revenues from 2007-2008 into prior years) can be catalyzed with “couponing” and other marketing techniques designed to capitalize on the elastic nature of your customers’ newly built homes.

 ___________________________________
11 The Chapman Funds owned 2,189,239 as of May 24, 2007 vs. “the Insider Stake” of 572,344 shares (or 2% of the shares outstanding) owned by BMHC management and the Board as of March 7, 2007 (Source:  BMHC 2007 Proxy Statement, dated April 2, 2007).
12 Mr. Mellor sold 71,491 and 28,509 BMHC shares at approximately $26/share November 17-21, 2007 for a total of $2,605,393.
13 Source:  BMHC 2007 Proxy Statement
14 Ibid.
15 The U.S. Census Bureau reported that sales of newly constructed homes rose 16.2% in April 2007 to a seasonally adjusted annual rate of 981,000 homes, the largest monthly gain in 14 years.

Though stipulating that homebuilding cycles are beyond BMHC’s control, corporate and divisional overhead can be restrained by a realistic, practical management team.  In a market where U.S. single family building permits (the industry’s standard 30-day leading indicator) are falling nearly 30% year/year,16  BMHC must take drastic action to rationalize its expense base to fit today’s reduced base level of homebuilding.  This is especially true given that BMHC’s outsized exposure to boom/bust markets (such as San Diego and Phoenix) that have experienced single family building permit declines approaching 40% in recent months.17  Simply stated, intense focus is required immediately on SG&A expense reduction in Mike Mahre’s SelectBuild division in order to navigate effectively this cyclical downturn.  Moreover, in order to regain a more favorable public market valuation, BMHC must demonstrate that it can stabilize operating margins and cash flow despite prospectively sustained weak housing conditions.  SelectBuild has invested an estimated $700 million into 17 acquisitions and five greenfield operations over the past five years;18 accordingly, there is no reason that its estimated real-time $1.3-1.4 billion in revenues should not receive a minimum valuation of 50% of such sales,19 which happens to coincide with its $700 million “cost basis.”

___________________________________
16 U.S. single family building permits declined 28% in March 2007 (over 2006 levels) to an annual pace of 1.1 million.
17 BMHC’s regional markets experienced a single family building permit decline of 37% (vs. a 31% national rate decline) in the three months ending February 2007.
18 SelectBuild transaction highlights include the following (Target Revenue/Acquisition Price/Acquisition Date):  27% interest in Riggs Plumbing (N/A, $10.5MM, 3/28/2007), Willis Roof Consulting ($90.0MM, N/A, 06/30/06), Davis Brothers ($110.0MM, $43.3MM, 8/1/2006), Azteca  (N/A, $1.5MM, 4/1/2006), Boulder's West (N/A, $6.7MM, 4/1/2006), Benedeti Construction ($145.0MM, N/A, 1/11/2006), MWB Building Contractors ($80.0MM, $57.1MM, 1/11/2006), 20% stake in WBC Construction (N/A, $31.4MM, 1/1/2006), HnR Framing & Home Building Components ($140.0MM, $72.6MM, 10/18/2005), Campbell Companies ($200.0MM, $85.6MM, 8/31/2005), Gypsum Construction (N/A, $5.9MM, 9/1/2005), 20% stake in WBC Construction (N/A, $24.8MM, 8/1/2005), 51% interest in BBP Companies ($100.0MM, $10.4MM, 7/1/2005), 73% interest in Riggs Plumbing (N/A, $19.2MM, 4/19/2005), 51% interest  in RCI Construction (N/A, $4.9MM, 1/27/2005), 51% Interest in A-1 Building Components (N/A, $2.3MM, 9/1/2004), 49% interest in KBI Norcal (N/A, $14.0MM, 8/9/2004), 67% Interest in WBC Mid-Atlantic (N/A, $5.1MM, 10/1/2003), BMC West (N/A, $5.1MM, 6/1/2006), 60% stake in WBC Construction (N/A, $24.0 MM, 1/1/2003), and 51% interest in KBI Norcal (N/A, $7.1MM, 6/24/2002).
19 Valuation Assumptions (Chapman Capital research):  14-20% (cycle trough-peak) gross margins reduced by 6-10% (cycle peak-trough) SG&A loads, capitalized at 16-17% ROI.

Chapman Capital, on behalf of what it believes is a significant percentage of BMHC’s owners, strongly recommends that the Company engage financial advisors to explore the complete or divisional sale of the Company.  The building materials sector arguably is in the third or fourth inning of a consolidation wave, somewhat akin to where SelectBuild’s primary customers, the national homebuilders, found themselves a decade ago.  To proclaim that the $400 billion building supply sector is undergoing consolidation would be a masterpiece of understatement.  HD Supply, Home Depot, Inc.’s professional building supply subsidiary a) in 2006 engaged in M&A estimated at $4.4 billion20 spread over one dozen targets,21 and b) is in the final stages of being consolidated itself for an estimated $9-11 billion.22  Even Masco Corporation, the $12 billion (in market capitalization and revenues) manufacturer and marketer of home improvement and building products, recently exhibited appreciation for the advantages of vertical integration within the building materials supply chain.23Having recently made personal contact with BMHC’s peers and leveraged consolidators of the building supply industry, I can convey an extremely high level of interest from both private equity24 and strategic building supply players in the acquisition of the Company.  Chapman Capital recognizes the unique value of BMHC’s assets, appreciating the years and efforts required to assemble and integrate them.  As a result, we are not encouraging an inopportune, undervalued sale, but instead a methodical auction timed to consummate into the inevitable cyclical recovery.

In conclusion, it was with much appreciation that Chapman Capital has become familiar with you and other senior management of BMHC.  Moreover, I was gratified to discover during our meeting earlier this week the tight compatibility between Chapman Capital’s strategic goals for the Company and those of you, Mr. Smartt and apparently BMHC’s Board.  The stock market is ascribing virtually no value to SelectBuild, making it imperative that BMHC management and the Board rectify this deficiency both via operating margin improvement and subsequent change-of-control premium offered for BMHC or its divisions by financial or strategic acquirers.  Given Lehman Brothers’ current engagement to maximize the value of HD Supply, we strongly recommend that the Board engage it or an equally qualified advisor to begin discussions with prospective acquirers in earnest.

                                            Sincerely,

                                            /s/Robert L. Chapman, Jr.

                                            Robert L. Chapman, Jr.

___________________________________
20 HD Supply doubled in size with its $3.5 billion acquisition of Hughes Supply Inc. in January 2006.
21 HD Supply reportedly has expended approximately $8 billion buying the estimated 39 companies in its composition, in an effort to leverage Home Depot’s $70 billion supply chain.
22 Home Depot reportedly has retained Lehman Brothers, Inc. to conduct a strategic review of HD Supply, including its sale in part or entirety.
23 Masco acquired on May 1, 2007, Erickson Construction Company (turnkey framer) and Guy Evans, Inc. (millwork, interior and exterior door, window and bath hardware installer) for an estimated .8-1.0 times a combined $200 million in anticipated 2007 revenues, roughly in line with the valuation placed on Masco 2001 acquisition BSI Holdings.  In 2002, Masco acquired Service Partners LLC (insulation installer) and other smaller businesses for $1.2 billion.
24 Leonard Green & Partners, L.P. reportedly gained 2.5 times its $88 million investment for a 60% stake in White Cap Construction Supply Inc. upon its acquisition by Home Depot in 2004; Warburg Pincus, LLC and its affiliate JLL Partners are the private equity backers to Builders FirstSource, Inc. (Nasdaq:  BLDR), having a 50% combined ownership stake as of March 27, 2007.

Exhibit G

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Friday, May 25, 2007 2:32 PM
To: 'Paul S. Street (street@bmhc.com)'
Cc: 'Robert E. Mellor (mellor@bmhc.com)'; 'Michael D. Mahre (mahre@bmhc.com)'; 'Stanley M. Wilson (wilson@bmcwest.com)'; 'William M. Smartt (smartt@bmhc.com)'
Subject: BMHC (BLG) NEWS: Chapman Capital Files 13D on Building Materials Holding (BLG), Demands Auction

May 25, 2007

Mr. Paul S. Street
SVP:  General Counsel & Sec
Building Materials Holding Corporation
Four Embarcadero Center
Suite 3250
San Francisco, CA  94111
Office:  (415) 627-9100

Mr. Street,

Given your extensive legal training at such a lower tier firm as Moffatt, Thomas, Barrett, Rock & Fields, I understand why it is that you consider Mr. Wilson's E-mail address (wilson@bmcwest.com; given to me by no fewer than two other senior executives at BMHC) so proprietary.  The reason is that you are poorly trained, and apparently incapable of making sound legal and ethical decisions as it relates to the advisor to the largest owner of the company paying your excessive salary (and other compensation).

My strong advice to you is the following:  remove your head from the dark orifice in which it seems naturally to find itself, and thereafter find a means of distinguishing material, non-public information from a widely available E-mail address being used to communicate a public document with Mr. Wilson.  If that is not a feat within your mental capability, please pack up, head east and get back to Boise at your first opportunity.

Happy Memorial Day.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900
Web:  http://www.hedgefunds.com

Exhibit H

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Tuesday, June 05, 2007 9:43 AM
To: 'William M. Smartt (smartt@bmhc.com)'
Cc: 'Robert E. Mellor (mellor@bmhc.com)'; 'Michael D. Mahre (mahre@bmhc.com)'; 'Stanley M. Wilson (wilson@bmcwest.com)'
Subject: Chapman Capital Activism: BMHC (BLG): Expense Reduction/Capital Allocation Meeting

June 5, 2007

Mr. William M. Smartt
SVP: Chief Financial Officer
Building Materials Holding Corporation
Four Embarcadero Center
Suite 3250
San Francisco, CA  94111
Office:  (415) 627-9100

Bill,

As I noted when we spoke recently, Building Materials Holding Corporation ("BMHC" or the "Company")'s  cost reduction and capital allocation strategies are of paramount importance to its short and medium term financial performance.  Operating margin erosion is the natural result of the hyper-cyclical revenue declines hitting all residential building suppliers.  However, it is my view, particularly after having discussions with various parties knowledgeable of Mr. Mellor's spending habits while in his current role at the Company, that your own focus on reversing some of the "boom years'" expense patterns is crucial to BMHC's expeditious path to profitability.  Obviously, capital allocation becomes an even more important issue during periods of customer weakness and fiscal restraint.

In order to further our relationship and discuss the above matters, I hereby request a meeting with you and the two divisional presidents, BMC West's Stan Wilson and SelectBuild's Mike Mahre.  Please call me to setup a date and time for this occasion.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Pacific Corporate Towers
222 N. Sepulveda Blvd.
El Segundo, CA  90245
Office: (310) 662-1900
Web:  http://www.hedgefunds.com

Exhibit I

-----Original Message-----
From: Robert L. Chapman, Jr.
Sent: Tuesday, September 11, 2007 5:49 PM
To: 'Peter S. O’Neill (poneill@oeiprop.com)'
Cc: 'mellor@bmhc.com'; 'mahre@bmhc.com'; 'Stanley M. Wilson (wilson@bmcwest.com)'; 'William M. Smartt (smartt@bmhc.com)'
Subject: Chapman Capital Activism: BMHC (BLG): Chapman Board Candidacy

September 11, 2007

Mr. Peter S. O’Neill
Managing Member
O’Neill Enterprises LLC
2242 East Riverwalk Drive
Boise, ID  83706
Office:  (208) 333-2401
E-mail:  poneill@oeiprop.com

Mr. O’Neill,

Thank you for today’s invitation to meet with the Board of Directors (the “Board”) of Building Materials Holding Corporation (“BMHC”) on Monday, September 17th in Las Vegas.  In advance of that meeting, please find attached my biography for your use.  I am confident that you will agree that my expertise in finance and capital markets, in combination with the strong incentive to perform derived from having substantially more “skin in the game” than all of BMHC’s existing directors combined, makes me a uniquely qualified candidate for directorship.

Though I am sure you are cognizant of this fact, I want to emphasize that over the past 21 years I have thoroughly analyzed and invested in over 1,500 public companies, including during the homebuilding recession of 1990-1993 Toll Brothers, Inc., DR Horton, Inc., Lennar Corporation (which itself is in partnership with American Community Properties Trust, an AMEX-listed community developer based in S. Maryland that Chapman Capital advises the largest non-insider block of shares), Pulte Homes, Inc., Centex Corporation, NVR, Inc., Kaufman and Broad (now KB HOME) and M.I. Schottenstein (now M/I Homes, Inc.).

Once again, as I mentioned to you when we spoke today, it is my sincere hope that you and the balance of the Board have a legitimate interest in adding the advisor to BMHC’s largest ownership block to the directorship.  Given my busy schedule and immense ownership interest in the company that employs you and the other Board members, going through the motions of evaluating my candidacy with a predisposition against an affirmative decision would be a regrettable error in judgment.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
Office: (310) 373-0404
Web:  http://www.hedgefunds.com

cc:        Robert E. Mellor
            Michael D. Mahre
            Stanley M. Wilson
            William M. Smartt

Attachments:
RLCjr Biography 04-2006.pdf
BLG BoD Invitation Ltr 09-11-2007.pdf

Exhibit J

[CHAPMAN CAPITAL L.L.C. LETTERHEAD]

PRESS RELEASE

CHAPMAN CAPITAL DEMANDS RESIGNATION OF BMHC
CHAIRMAN/CHIEF EXECUTIVE ROBERT MELLOR
PROMOTION OF BMC WEST PRESIDENT STANLEY WILSON SOUGHT

LOS ANGELES, CA. – OCTOBER 17, 2007 ... Chapman Capital L.L.C., investment advisor to two investment funds that together comprise the largest reported ownership block of Building Materials Holding Corporation (NYSE:  BLG; “BMHC” or “the Company”), today announced it has demanded the voluntary resignation of BMHC Chairman and CEO Robert E. Mellor.  The immediate replacement of Mr. Mellor by BMC West President Stanley M. Wilson subsequently is being sought by the investment firm.

Robert L. Chapman, Jr., Managing Member of Chapman Capital, commented, “BMHC’s owners obviously should hold Mr. Mellor neither commendable for yesterday’s homebuilding boom that enriched him, nor accountable for today’s bust that perversely continues to enrich him.  However, BMHC’s holding company structure, with Mr. Mellor serving as the Company’s “$6 Million Man” in personal total compensation over the past three fiscal years, is out-of-date and untenable in today’s challenging homebuilding environment.  Particularly in light of the painful headcount reductions amongst BMC West and SelectBuild’s hardworking and loyal staff, the time is right for the excessively salaried Mr. Mellor to join the ranks of those he has laid off, stepping down gracefully as he slides into retirement age. The Company’s employees, suppliers and customers shall find themselves under the familiar and highly respected leadership of Stan Wilson, who has served in a senior executive capacity at BMC West since 1993, some four years before Mr. Mellor made the perplexing transition from working as a career lawyer to running Fortune 1000 member BMHC.”

Regarding the extraordinarily low Company share ownership by the Issuer’s Board of Directors, Mr. Chapman stated, “When a mere 3,000-share free ‘phantom’ stock grant to incumbent directors Eric Belsky and David Moffett resulted in a tripling of their share holdings, there is serious corporate governance problem at BMHC.  The entire Board and senior management of the Company own approximately only 2% of BMHC, yet displayed self-interested impudence in acting out a charade Board-candidate evaluation followed by delay tactics seemingly intended to thwart directorship by the advisor to a block of owners with a nearly 400% larger stake.  Should this disparity perpetuate in the hands of BMHC’s apparently entrenched Board, Chapman Capital will be forced to deepen its understanding of the Board’s perfidious deportment via the launch of a full scale investigation of Mr. Mellor, Mr. Belsky (academic at Harvard University), Mr. Moffett (U.S. Bancorp), Ms. Sara Beckman (academic at the Hass School of the University of California, Berkeley), Mr. James K. Jennings, Jr. (Atreides Capital), Mr. Norman Metcalfe (retired from The Irvine Company and KB Home Corporation), Mr. R. Scott Morrison, Jr. (Morrison Properties), Mr. Peter O’Neil (O’Neill Enterprises/PON, LLC), Mr. Richard Reiten (Northwest Natural Gas Co.) and Mr. Norman R. Walker (Diocese of Bridgeport, CT).”

Chapman Capital L.L.C. is a Los Angeles, CA based investment advisor focusing on takeover and turnaround investing.  The firm is the registered investment advisor to Chap-Cap Partners II Master Fund, Ltd. and Chap-Cap Activist Partners Master Fund, Ltd., the combined owners of approximately 9.0% of BMHC’s common shares.  Over the past eleven years, Chapman Capital has agitated successfully for the restructuring or sale of over twenty five publicly-traded companies, including recently closed transactions involving Entertainment Distribution Company, Inc./Glenayre Messaging, Carreker Corporation, Sunterra Corporation, Embarcadero Technologies, Inc., and Agile Software Corporation.  Mr. Chapman previously was employed by Goldman Sachs & Co., Scudder Stephens, & Clark, and NatWest Bank USA.  Related news releases, as well as additional information on Chapman Capital, may be found at http://www.chapmancapital.com.

Building Materials Holding Corporation is a San Francisco, CA based Fortune 1000 holding company with two subsidiaries that are among the largest suppliers of building materials and construction services to the U.S. homebuilding industry with sales in excess of $2 billion. These two subsidiaries, BMC West and SelectBuild, specialize in delivering high-quality building products and turnkey construction services to national, regional and local homebuilders and contractors.  BMHC news releases, as well as additional information on the Company, can be found at http://www.bmhc.com.

THE TRANSMISSION OF THIS COMMUNICATION IN NO WAY OR FORM CONSTITUTES OR SERVES AS A) A SOLICITATION OF PROXIES FROM, OR B) AN EFFORT TO ACT IN CONCERT WITH ANY STOCKHOLDER OF BUILDING MATERIALS HOLDING CORPORATION (“BMHC”).  CHAPMAN CAPITAL, UNDER CERTAIN CONDITIONS, MAY MAKE PRELIMINARY AND DEFINITIVE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION OF A PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE BMHC 2007 ANNUAL MEETING.  SECURITY HOLDERS ARE ADVISED TO READ SUCH PROSPECTIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF BMHC FOR USE AT THE 2008 ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROSPECTIVE PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO BMHC STOCKHOLDERS AND WILL BE AVAILABLE AT NO COST AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROSPECTIVE PROXY SOLICITATION WILL BE CONTAINED IN THE SCHEDULE 13D FILED BY CHAPMAN CAPITAL L.L.C. AND IN AMENDMENTS THERETO.

CONTACT:
R. Jordan Frenkel
Phone: (310) 373-0404

Exhibit K

From: Robert L. Chapman, Jr.
Sent: Thursday, October 18, 2007 3:41 PM
To: 'Peter S. O’Neill (poneill@oeiprop.com)'
Cc: 'mellor@bmhc.com'; 'mahre@bmhc.com'; 'Stanley M. Wilson (wilson@bmcwest.com)'; 'William M. Smartt (smartt@bmhc.com)'; 'James J. Jennings (jim.jennings@atreidescapital.com)'; 'Norman R. Walker (nwalker@diobpt.org)'; 'Eric S. Belsky (eric_belsky@harvard.edu)'; 'R. Scott Morrison Jr. (bethsreed@comcast.com)'; 'Norman J. Metcalfe (nmetcalfe@chanin.com)'; 'Richard G. Reiten (Dick@rgreiten.com)'; 'Peter S. O’Neill (poneill@oeiprop.com)'; 'Sara L. Beckman (beckman@haas.berkeley.edu)'; 'David M. Moffett (david@moffett.hostpilot.com)'
Subject: Chapman Capital Activism: BMHC (BLG): S&P CreditWatch

October 18, 2007

Mr. Peter S. O’Neill
Managing Member
O’Neill Enterprises LLC
2242 East Riverwalk Drive
Boise, ID 83706
Office: (208) 333-2401
E-mail: poneill@oeiprop.com

Mr. O’Neill,

As you may be reminded from the attached written communication dated September 11, 2007, Chapman Capital explicitly warned you and the balance of the Board against “evaluating my candidacy with a predisposition against an affirmative decision.” With over a month having passed without any trace of movement on your or the entire Nominating Committee’s part, yesterday I felt compelled to make public my demand that BMHC’s Chairman and CEO, Mr. Robert E. Mellor, resign immediately for corporate governance and expense control reasons (see attached press release). Once again, BMHC’s Board inaction during the month following my meeting with the Board, exhibiting its outright disregard and disrespect for the advisor to its largest owner, was the sole catalyst for our demand.

Today, Standard & Poor’s placed BMHC’s ratings on “CreditWatch with negative implications” (see below). S&P explicitly cited the “change-of-management initiative by Chapman Capital LLC, BMHC’s largest shareholder,” in its decision. Thus, there are now fundamentally negative implications of the Board’s “corporate governance lapse.” Instead of having as a dedicated, hard working director the advisor to the largest ownership block of BMHC, you now have both that advisor and a major credit rating agency viewing BMHC’s status quo as of a higher risk nature.

No longer can you and the balance of BMHC’s Board disregard the imbalance between inside ownership and governance of the Company. BMHC shares today, following a Wall Street equity rating downgrade by CIBC’s Mokul Kochhar, are now down 60% year-to-date and find themselves at the same valuation as the summer of 2004. At that earlier time, BMHC was forecasted to earn $0.60 in the 3Q2004 vs. the $0.30 estimate for this year’s 3Q2007. This extraordinarily low valuation, trading around tangible book value, should send the Board a very clear message of Wall Street’s distrust and diffidence in BMHC’s management and corporate governors.

I conclude that your decision to continue to disregard the reasonable demands of the advisor to BMHC’s largest owner shall be regrettable. You are encouraged to contact me at your earliest convenience to discuss this serious matter.

Robert L. Chapman, Jr.
Managing Member
Chapman Capital L.L.C.
--------------------------------
Mailing Address:
1007 N. Sepulveda Blvd. #129
Manhattan Beach, CA 90267
Office: (310) 373-0404
Facsimile: (310) 373-0443
E-Mail: chapman@chapcap.com
Web: http://www.hedgefunds.com

cc: Robert E. Mellor
Michael D. Mahre
Stanley M. Wilson
William M. Smartt
James J. Jennings
Norman R. Walker
Eric S. Belsky
R. Scott Morrison, Jr.
Norman J. Metcalfe
Richard G. Reiten
Sara L. Beckman
David M. Moffett

Attachments:
BLG ONeill and BoD Letter 10-18-2007.pdf
BLG Chapman Press Release 10-17-2007.pdf

PRESS RELEASE: S&P: Building Materials Holding On Watch Neg

The following is a press release from Standard & Poor's:

NEW YORK (Standard & Poor's) Oct. 18, 2007--Standard & Poor's Ratings
Services said today that it placed its ratings on San Francisco-based Building
Materials Holding Corp. (BMHC), including the 'BB' corporate credit rating, on
CreditWatch with negative implications.

The CreditWatch placement follows a change-of-management initiative by
Chapman Capital LLC, BMHC's largest shareholder. Chapman Capital announced that it is seeking the replacement of BMHC's chairman and CEO, Robert Mellor, by
Stanley Wilson, president of BMHC subsidiary BMC West Corp.

"This change could lead to unexpected changes in business strategies that neither support credit quality nor stay within our expectations at the current ratings," said Standard & Poor's credit analyst Andy Sookram.

The CreditWatch listing also reflects the ongoing weakness in the U.S.
housing industry and Standard & Poor's expectation that this downturn will last longer than previously expected.

We will continue to monitor the ultimate outcome of the shareholder action.
We will discuss with management its near-term strategic initiatives and the potential effect of the increasing external pressure by Chapman Capital. We will also discuss with management its business and financial outlook, considering the continued downturn in the housing market. After we complete our analysis, we could downgrade the company by more than one notch.

Complete ratings information is available to subscribers of RatingsDirect, the real-time Web-based source for Standard & Poor's credit ratings, research, and risk analysis, at www.ratingsdirect.com.

10-18-07 1545ET- - 03 45 PM EDT 10-18-07